Ur-Energy’s CEO To Co-Chair and Present
For The Uranium Symposium

Denver, Colorado (CCNMatthews – February 26, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Company”) is pleased to announce that Bill Boberg, CEO and President, will be co-chairing at the 2007 SME Annual Meeting & Exhibit and CMA’s 109th National Western Mining Conference held in Denver, Colorado, February 25 – 28, 2007.

Mr. Boberg will co-chair the following portion of the Uranium Symposium:

Uranium I – The Melting Pot 2:00 P.M. MDT, Monday, February 26th, to be followed by a Panel Discussion at 4:25 P.M. MDT.

Mr. Boberg will give a presentation on the following at the Uranium II – Back with a Vengeance segment:

“Comparison of US Uranium Resources to Global Resources,” on Tuesday, February 27th

For more information about this conference, visit www.smenet.org.

Ur-Energy is a dynamic junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. The Company has its registered corporate office in Ottawa, Canada and its headquarters in Littleton, Colorado. The website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.